UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
0-14818

CUSIP NUMBER
89336Q

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 2, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trans World Entertainment Corporation
Full Name of Registrant

Former Name if Applicable

38 Corporate Circle
Address of Principal Executive Office (Street and Number)

Albany, New York 12203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Trans World Entertainment Corporation (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended November 2, 2019 (the “Quarterly Report”) by the December 17, 2019 filing date because it is still in the process of compiling information required to complete the Quarterly Report and, accordingly, KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm, requires additional time to complete its review of the financial statements for the period ended November 2, 2019 to be incorporated in the Quarterly Report.

As disclosed in the Company’s previous filings with the Securities and Exchange Commission, the Company has suffered recurring losses from operations and the Company’s primary sources of liquidity are borrowing capacity under its revolving credit facility, available cash and cash equivalents, and cash generated from operations. In addition, any cash requirements due to a shortfall in cash from operations will be funded by the Company’s revolving credit facility. The ability of the Company to meet its liabilities and to continue as a going concern is dependent on improved profitability, the continued implementation of the performance improvement plan for the etailz segment, the availability of future funding and the completion of other strategic alternatives. The Company has concluded that this raises substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date of filing the financial statements for the period ended November 2, 2019 to be incorporated in the Quarterly Report. . The Company intends to file its Quarterly Report on Form 10-Q within the grace period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Reporting requirements under the Second Amended and Restated Credit Agreement (the “Credit Agreement”) require the Company to provide quarterly financial statements as soon as available and in no event later than forty-five (45) days after the applicable fiscal quarter. The lender under the Credit Agreement has granted the Company an additional five (5) days to deliver its financial statements for the fiscal quarter ended November 2, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edwin Sapienza	518	452-1242
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No* ☒

* The Company does not expect any changes to the financial results and other disclosures it previously reported in the Company’s Current Report on Form 8-K filed December 18, 2019.

See cautionary note below regarding forward looking statements.

Certain matters discussed in this Form 12b-25, including without limitation, the factors that raise substantial doubt about the Company’s ability to continue as a going concern and the timing of the filing of the Quarterly Report, constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations regarding its financial results reported in the Company’s Current Report on Form 8-K filed December 18, 2019 and the Company’s expectation that it will file the Form 10-Q within the time period prescribed by Rule 12b-25. These forward-looking statements are based on management’s current expectations and are subject to certain risks and uncertainties.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the risk that the Company is not able to complete its Form 10-Q in the time period that it currently expects, and the risk that the Company finds errors in its consolidated financial statements. Other important factors are discussed in detail in “Part I. Item 1A. – Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 2, 2019. We undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

TRANS WORLD ENTERTAINMENT CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

December 18, 2019	By:	/s/ Edwin Sapienza
	Name:	Edwin Sapienza
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).